Vodka Brands Corp

554 33rd Street

Pittsburgh, PA 15201

August 6, 2015

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

John Reynolds, Assistant Director

100 F Street, NE

Washington, D.C. 20549

            Re: Vodka Brands Corp

Form S-1 Amendment 1

Filed August 6, 2015

File No. 333-205398

Dear Mr. Reynolds:

Please find below, the responses to the Commission’s Comment Letter dated August 6, 2015 regarding the above referenced registration statement (the “Registration Statement”):

SEC Comment 1 Business Operations, page 30

1. We note your response to comment 11, the invoice filed as Exhibit 10.13 and the statement on page 31 that the distiller provides finished product according to your “specifications.” Please revise where appropriate to address the extent to which you and the distiller have an arrangement or understanding with respect to specifications of labels and bottles, as well as the ingredients or quality of the vodka. In this regard, it appears that the invoices do not include such specifications.

Company Response to SEC Comment 1

We have revised our disclosure to clarify that specifications are agreed upon at the time of each order as follows:

Production

We do not have significant investment in distillation, bottling, other production facilities or equipment.  We purchase our finished vodka product on an as needed basis from Altia Eesti, AS in Estonia who provides production, bottling, capping, labeling and packaging of our finished product according to our specifications.  We and Altia Eesti, AS agree to the particular specifications for bottling, capping, labeling and packaging of the finished product at the time each order is placed.

SEC Comment 2 Exhibit 23.1

2. We note the audit report date (July 31) referenced in the consent did not include the year. Please direct your auditor to revise its consent consistent with the audit report dated July 31, 2015 included on page 47.

Company Response to SEC Comment 2

We have refiled Exhibit 23.1 which includes the year to be consistent with the audit report dated July 31, 2015.

/s/ Mark T. Lucero

Mark T. Lucero, Chief Executive Officer